UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 June, 2012

Commission File Number: 000-54641
__________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
__________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No    X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

28 June 2012

MTG acquires Scandinavian TV broadcasting rights to EHF EURO 2016 and 2018 handball championships

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it has acquired the exclusive TV broadcasting rights to the men’s and women’s 2016 and 2018 EHF European Handball Championships for Sweden, Norway and Denmark. The rights include, but are not limited to, broadcast coverage on free-TV, pay-TV, mobile devices and the internet. The rights have been bought from Infront Sports & Media.

Matches will be broadcast on MTG’s free-TV and pay-TV channels, as well as on the Viaplay online pay-TV service. As part of the agreement, matches involving the local national teams, the semi-finals and the finals will be shown on MTG’s free-TV channels. In addition, there will be comprehensive studio programmes and daily highlight shows.

The agreement also covers the qualification games for the 2014, 2016 and 2018 championships.

Denmark is the reigning men’s champion and Norway is the reigning women’s champion. The 2016 Women’s EHF European Championship will be hosted by Sweden.

Hans-Holger Albrecht, President and CEO of MTG, commented: “Handball is a very popular sport in Scandinavia with a large and loyal fan base. We are delighted to have secured these rights and will make high quality coverage of the European Championships broadly available to our viewers. This is further evidence of our commitment to provide viewers with the very best sports content on multiple channels and platforms”.

Michael Wiederer, Secretary General of the European Handball Federation, commented: “Norway, Sweden and Denmark rank amongst the leading handball nations in Europe, and the EHF European Championships enjoy a huge following in these countries. We are confident that the coverage across the MTG free-TV channels of the Men’s and Women’s EHF EURO events will attract high audience ratings reaching millions of handball fans across Scandinavia”.

Stephan Herth, Executive Director Summer Sports at Infront, commented: “MTG is a specialist in sports broadcasting and has helped to boost many other properties in the past. The media company is therefore the right partner to engage the high public interest for handball in Scandinavia and give the EHF’s flagship events superb visibility across its various platforms. Covering three core territories for the sport, the agreement holds significant value for the future development of the sport in Europe”.

***

For further information, please visit www.mtg.se or contact:

Hans-Holger Albrecht, Chief Executive Officer
Tel:         +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:         +44 (0) 7768 440 414
Email:      investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTD Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)
(Registrant)

Date: 28 June, 2012	By:	/s/ Matthew Hooper
		Name:	Matthew Hooper
		Title:	Head of Corporate Communications & Planning